SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25


                                                Commission File No.:000-24755

                           NOTIFICACTION OF LATE FILING

(Check One): [ ] Form 10-K [ ] Form 11-K [ ] Form 20-F [X] Form 10-Q [ ] Form N-SAR
                      For Period Ended: September 30, 1999


[  ] Transition Report on Form 10-K        [   ] Transition Report on Form 10-Q
[  ] Transition Report on Form 2-F         [   ] Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K

For the Transition Period Ended: Read attached instruction sheet before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
________________________________________________________________________________

                                     PART I
                             REGISTRATION INFORMATION

Hollywood Partners.com, Inc.
_______________________________________________________________________________
Full name of registrant

Guideline Capital Corporation
_______________________________________________________________________________
Former name if applicable

1800 Avenue of the Stars, Suite 480
_______________________________________________________________________________
Address of principal executive office (Street and number)

Los Angeles, CA 90067
_______________________________________________________________________________
City, state and zip code
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                                     PART II
                             RULE 12b-25(b)AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's  statement  or other  exhibit  required by Rule 12b-25
(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The registrant was unable to file the Quarterly Report on Form 10-QSB for the quarter ended September 30, 1999 without unreasonable effort or expense due to the reallocation of operating resources and personnel following the registrant's recent acquisition of all of the stock of Hollywood Partners, Inc. and resulting delays in gathering and analyzing information for inclusion in the report.


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                                  PART IV OTHER
                                   INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Mark Beychok             (310)          552-6393
     ___________________      _____________  ____________________
            (Name)             (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                               [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               [ ] Yes [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          Hollywood Partners.com, Inc.
________________________________________________________________________________
                     (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date November 15, 1999            Hollywood Partners.com, Inc.



                                   By: /S/ Mark Beychok
                                       ___________________________
                                        Mark Beychok
                                        Chairman of the Board

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